Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT ON TRANSACTION BETWEEN RELATED PARTIES In compliance with the provision in Article 30, XXXIII, of CVM Instruction No. 480 of December 9, 2009, as amended (“CVM Instruction No. 480”), Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the market in general the following transaction between related parties: Parties Itaú Unibanco S.A. (“Itaú Unibanco”) and TBNet Comércio, Locação e Administração Ltda. (“TBNet”). Relation with the Company Itaú Unibanco is a wholly-owned subsidiary of the Company. TBNet, in turn, is controlled by Tecnologia Bancária S.A. (“TecBan”), a company with capital stock held by several financial institutions and in which Itaú Unibanco Holding S.A. holds an indirect interest of approximately 28%. Subject matter and main terms and conditions Itaú Unibanco has developed the Projeto Novo Autoatendimento (New Customer Self-Service Project) at the Branch Network, focused on renovating its ATM facilities to improve operational efficiency and enhance customer satisfaction. Efficiency is brought by reducing the operating time spent in handling cash deposit envelopes, opening the safe box and filling up the RATMs (Cash Recycling ATMs), and from migrating the deposit from the Branch ATM to the RATM. TBNet is TecBan’s telecom operator, a company that provides integrated solutions to the retail banking and financial markets, including the service provision and rental of ATMs. In this context, the operation consists in a contract for the rental of 530 RATMs and 1,075 extra cassettes (place where cash is stored in ATMs) to Itaú Unibanco, on the grounds that this rental alternative provides better cash flows. For the engagement of this service, a bidding process was carried out with the involvement of four suppliers, with TBNet offering the most advantageous conditions in the equipment rental vs. purchase scenario, as compared with the other bidders. The proposal was priced based on the unit values of RATMs and extra cassettes. The total contract amount is R$59,353,443.60, therefore exceeding the R$50 million set forth in Attachment 30-XXXIII of CVM Instruction No. 480. This contract is effective for 15 years, with an onsite one-year warranty for the RATMs, predetermined legal conditions, and the reuse of the balance in the event of early termination; it provides no adjustment to the contract value throughout its duration. Date of the transaction January 17, 2022 Detailed justification of the reasons why the Company’s The Company’s management understands that the transaction has been carried out under arm’s length conditions, on the grounds that a

Page 2 management considers that the transaction was conducted under commutative conditions or provides for proper compensation bidding process has been carried out for its engagement, in accordance with the procedures of Itaú Unibanco’s procurement department. The engagement process has followed the rules provided for in the Company’s Transactions with Related Parties Policy, including approval from the Related Parties Committee, which is entirely composed of the Company’s independent members. Any participation of the counterparty, its partners or managers in the Company’s decision- making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation Not applicable. São Paulo (SP), January 24, 2022. RENATO LULIA JACOB Head of Investor Relations and Market Intelligence